UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-41773

Adlai Nortye Ltd.

c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F              ☐ Form 40-F

CONTENT

Changes in Company’s Certifying Accountant.

(a) Dismissal of Independent Registered Public Accounting Firm

On February 14, 2025, the Audit Committee of Adlai Nortye Ltd (Nasdaq: ANL) (the “Company”) dismissed Forvis Mazars, LLP (“Forvis Mazars”) as the Company’s independent registered public accounting firm.

From June 1, 2024 through February 14, 2025, the period during which Forvis Mazars was engaged as the Company’s independent registered public accounting firm, there were no disagreements with Forvis Mazars on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Forvis Mazars, would have caused Forvis Mazars to make reference to the subject matter of the disagreements as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F in connection with any reports it would have issued, and there were no “reportable events” as such term is described in Item 16F(a)(1)(v) of Form 20-F. Forvis Mazars did not issue any reports on the Company’s financial consolidated statements during the period which Forvis Mazars was engaged as the Company’s independent registered public accounting firm.

The Company has provided Forvis Mazars with a copy of the foregoing disclosure, and requested that Forvis Mazars furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. A copy of the letter from Forvis Mazars addressed to the Securities and Exchange Commission dated February 14, 2025, is filed as Exhibit 99.1 to this current report on Form 6-K.

(b) Engagement of New Independent Registered Public Accounting Firm

The Company’s Audit Committee approved, and the Company’s Board of Directors (the “Board”) ratified, the engagement of BDO China Shu Lun Pan Certified Public Accountants LLP (the “New Auditor”), and appointed the New Auditor as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024, effective February 14, 2025.

During the past two fiscal years ended December 31, 2022 and 2023, and the subsequent period through February 14, 2025, neither the Company nor anyone on the Company’s behalf consulted with the New Auditor with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or (ii) the type of audit opinion that might be rendered on financial statements, and no written report nor oral advice was provided to the Company that the New Auditor concluded was an important factor that the Company consider in reaching a decision as to any accounting, auditing or financial reporting issue, or (iii) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter of Forvis Mazars, LLP dated February 14, 2025

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: February 14, 2025

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